Medical Care Technologies Inc.

1910 S Stapley Drive

Suite 221

Mesa, AZ 85204

December 4, 2024

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medical Care Technologies Inc.
Offering Statement on Form 1-A
Filed August 9, 2024
File No. 024-12484

To the Staff,

This letter sets forth the request of Medical Care Technologies, Inc., (“MDCE” or the “Company”) to Qualify its Offering Statement on Form 1-A filed on August 9, 2024 and as subsequently amended.

Medical Care Technologies, Inc. requests that its Regulation A offering be qualified on Thursday, December 5, 2024 at 4 pm Eastern Time., or as soon thereafter is practicable.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 480-645-0750 or Jonathan D. Leinwand, Esq. at (954) 903-7856. Thank you for your attention to this matter.

Medical Care Technologies, Inc.

/s/ Marshall Perkins III
Name:	Marshall Perkins III
Title:	Chief Executive Officer, Director